SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In October 2014 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. directors.

Company name: TIM Participações S.A.
Group and Related Parties	(X) Board of Directors	( ) Senior Management	( ) Fiscal Council	( ) Statutory Audit Committee	( ) People attended with Management

pening Balance

Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/200

In October 2014 there were the following security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Senior Managers.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	(X) Senior Management	( ) Fiscal Council		( ) Statutory Audit Committee	( )People attended with Management

Opening Balance

Security/ Derivative	Security Description			Quantity		% interest
						Same Type/ Class	Total

Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Shares	Common Registered	Brasil Plural	Buy	10/07/2014	630,865	R$ 8.0614	R$ 5,085,655.11
Shares	Common Registered	Brasil Plural	Total Buy		630,865	R$ 8.0614	R$ 5,085,655.11
Shares	Common Registered	Brasil Plural	Sale	10/06/2014	25,000	R$ 12.46	R$ 311,500.00
Shares	Common Registered	Brasil Plural	Sale	10/13/2014	21,759	R$ 11.313	R$ 246,159.57
Shares	Common Registered	Brasil Plural	Sale	10/14/2014	234,431	R$ 11.505	R$ 2,697,038.89
Shares	Common Registered	Brasil Plural	Sale	10/15/2014	133,082	R$ 11.292	R$ 1,502,752.66
Shares	Common Registered	Brasil Plural	Sale	10/16/2014	79,316	R$ 11.1665	R$ 885,685.90
Shares	Common Registered	Brasil Plural	Sale	10/21/2014	22,000	R$ 11.40	R$ 250,800.00
Shares	Common Registered	Brasil Plural	Sale	10/24/2014	127,175	R$ 11.3991	R$ 1,449,680.54
Shares	Common Registered	Brasil Plural	Total Sale		642,763	R$ 11.3832	R$ 7,032,117.56

Closing Balance

Security/ Derivative	Security Description			Quantity		% interest
						Same Type/ Class	Total
Shares	Common registered			24,412		0.00101	0.00101

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In October 2014 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by members of the Fiscal Council of TIM Participações S.A.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( X ) Fiscal Council	( ) Statutory Audit Committee	( )People attended with Management

Opening Balance

Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	73	0.00000302	0.00000302

Activity in the month – describe each  purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	73	0.00000302	0.00000302

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In October 2014 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by members of the Statutory Audit Committee of TIM Participações S.A.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Fiscal Council	( X) Statutory Audit Committee	( ) People attended with Management

Opening Balance

Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000

Activity in the month – describe each  purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM

Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In October 2014 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by people attended with management of TIM Participações S.A..

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	( ) Fiscal Council	( ) Statutory Audit Committee	( X ) People attended with Management

Opening Balance

Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000

Activity in the month – describe each  purchase or sale in the month (day, quantity, price and amount)

Security/ Derivative	Security Description	Intermediary	Deal	Day	Quantity	Price	Amount (R$)
Buy
Total Buy
Sale
Sale
Total Sale

Closing Balance

Security/ Derivative	Security Description	Quantity	% interest
Same Type/ Class	Total
Shares	Common registered	0	0.00000000	0.00000000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 10, 2014	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.